GoGreen Investments Corporation

1021 Main St., Suite #1960

Houston, TX 77002

VIA EDGAR

October 15, 2021

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, NE

Washington, D.C. 20549

Attn: Liz Packebusch

Re:	GoGreen Investments Corp Amendment No. 3 to Registration Statement on Form S-1 Filed October 14, 2021 File No. 333-256781

Dear Ms. Packebusch,

GoGreen Investments Corporation (the “Company” or “we”) hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission, dated October 14, 2021 regarding the Company’s Amendment No. 3 to Registration Statement on Form S-1 submitted on October 14, 2021 (the “Registration Statement”).

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response

Amendment No. 3 to Form S-1 Filed October 14, 2021

Since holders of our founder shares and placement units will lose their entire investment in us...,page 53

1. We note your response to prior comment 1, including your revised disclosure that your sponsor or its affiliates or designees may not have extension loans paid back as you “may not” have sufficient funds left outside of the trust account if your initial business combination is not completed. We also note that you have added a footnote to your table in your Use of Proceeds section to indicate that the use of the proceeds held outside the trust account does not include any amounts that may be used for repayment of the extension loans (if any). If you believe that you may have sufficient funds left outside of the trust account to repay any such extension loans if your initial business combination is not completed, please revise to clarify the anticipated source of such funds. In the alternative, if you do not believe that you will have sufficient funds to repay such loans, please revise your disclosure to clarify your statement that you “may not” have sufficient funds left outside of the trust account.

We respectfully inform the Staff that we have revised disclosure in the risk factor and elsewhere throughout the prospectus to indicate that we do not currently believe that we will have sufficient funds outside of the trust account to repay any potential extension loans if we do not complete an initial business combination.

Our amended and restated memorandum and articles of association provide that the courts of the Cayman Islands will be the exclusive..., page 63

2. We note your response to prior comment 2, and reissue such comment. Your disclosure that the forum selection provision in your amended and restated memorandum and articles of association will not apply to actions or suits brought to enforce any liability or duty created by the Securities Act does not appear to be consistent with the exclusive forum provision in your form of amended and restated memorandum and articles of association filed as Exhibit 3.2, which selects the federal courts of the United States for such claims. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Please revise to ensure that your disclosure is consistent with the exclusive forum provision in your form of amended and restated memorandum and articles of association.

We respectfully inform the Staff that we have conformed the disclosure in the prospectus to be consistent with that in the form of amended and restated memorandum and articles of association.

We thank the Staff for its review of the foregoing. If you have further comments, we ask that you forward them by electronic mail to our counsel, Stuart Neuhauser, Esq., at sneuhauser@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ John Dowd
John Dowd Chief Executive Officer GoGreen Investments Corporation

cc:	Ellenoff Grossman & Schole LLP